UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CanniMed Therapeutics Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Aurora Cannabis Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

13767U
(CUSIP Number of Class of Securities (if applicable))

CanniMed Therapeutics Inc.
1 Plant Technology Rd. Box 19A, RR#5
Saskatoon, SK,
Canada, S7K 3J8
Telephone: (306) 978-6848
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2017
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

The following documents have been delivered to holders of securities of, or published in the home jurisdiction of CanniMed Therapeutics Inc. and were required to be disseminated to U.S. security holders or published in the United States:

On November 24, 2017, Aurora Cannabis Inc. commenced an offer to purchase all of the common shares of Cannimed Therapeutics Inc. On November 24, 2017, Aurora Cannabis Inc.

•

filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec via the System for Electronic Document Analysis and Retrieval,

•	caused to be delivered to holders of common shares of CanniMed Therapeutics Inc., and

•	furnished to the Securities and Exchange Commission on Form CB,

its Offer to Purchase and Circular.

On January 12, 2018, Aurora Cannabis Inc. filed with Canadian securities authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Quebec via the System for Electronic Document Analysis and Retrieval, and caused to be delivered to holders of common shares of CanniMed Therapeutics Inc., the following document:

Exhibit 1.1	Notice of Change of Information Relating to the Aurora Cannabis Inc.’s Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc.

On December 27, 2017, Aurora Cannabis Inc. issued the following news releases pursuant to the orders of the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission dated December 22, 2017:

Exhibit 1.2

News release of Aurora Cannabis Inc. dated November 14, 2017, amended and restated with additional information on January 12, 2018, regarding submission of proposal to Cannimed Therapeutics Inc. board and execution of lock-up agreements with CanniMed shareholders

Exhibit 1.3

News release of Aurora Cannabis Inc. dated November 20, 2017, amended and restated with additional information on January 12, 2018, regarding announcement of intention to launch takeover bid for CanniMed Therapeutics Inc.

On December 27, 2017, Aurora Cannabis Inc. issued the following news release to report the results of hearings held before the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission on December 20-21, 2017, in connection with Aurora Cannabis Inc.’s offer to purchase all of the common shares of CanniMed Therapeutics Inc.:

Exhibit 1.4	News release of Aurora Cannabis Inc. dated December 27, 2017

As permitted under Canadian takeover bid rules, Aurora Cannabis Inc. has completed certain normal course purchases of CanniMed Therapeutics Inc. common shares through the facilities of the Toronto Stock Exchange, as disclosed in the following news releases:

Exhibit 1.5	News release of Aurora Cannabis Inc. dated December 29, 2017, announcing the purchase of 450,000 shares of CanniMed Therapeutics Inc.

Exhibit 1.6	News release of Aurora Cannabis Inc. dated January 2, 2018, announcing the purchase of 116,000 shares of CanniMed Therapeutics Inc.

Exhibit 1.7	News release of Aurora Cannabis Inc. dated January 4, 2018, announcing the purchase of 91,800 shares of CanniMed Therapeutics Inc.

Exhibit 1.8	News release of Aurora Cannabis Inc. dated January 5, 2018, announcing the purchase of 24,600 shares of CanniMed Therapeutics Inc.

Exhibit 1.9	News release of Aurora Cannabis Inc. dated January 12, 2018, announcing the purchase of 7,400 shares of CanniMed Therapeutics Inc.

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “NOTICE TO CANNIMED SHAREHOLDERS IN THE UNITED STATES” commencing on the page 7 of the Notice of Change of Information Relating to the Aurora Cannabis Inc. Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc.

The required legends were also included commencing on page v of the original Offer to Purchase and Circular under the heading “NOTICE TO HOLDERS IN THE UNITED STATES”.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

None

PART III - CONSENT TO SERVICE OF PROCESS

Aurora Cannabis Inc. filed a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates when it furnished the original Offer to Purchase and Circular to the Securities and Exchange Commission on Form CB on November 24, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA CANNABIS INC.

By:	/s/ Glen Ibbott
Name:	Glen Ibbott
Title:	Chief Financial Officer
Date:	January 12, 2018

EXHIBIT INDEX

Exhibit	Description

1.1	Notice of Change of Information Relating to the Aurora Cannabis Inc.’s Offer to Purchase All of the Common Shares of CanniMed Therapeutics Inc.

1.2

News release of Aurora Cannabis Inc. dated November 14, 2017, amended and restated with additional information on January 12, 2018, regarding submission of proposal to Cannimed Therapeutics Inc. board and execution of lock-up agreements with CanniMed shareholders

1.3

News release of Aurora Cannabis Inc. dated November 20, 2017, amended and restated with additional information on January 12, 2018, regarding announcement of intention to launch takeover bid for CanniMed Therapeutics Inc.

1.4

News release of Aurora Cannabis Inc. dated December 27, 2017 regarding the results of hearings held before the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission on December 20-21, 2017

1.5	News release of Aurora Cannabis Inc. dated December 29, 2017, announcing the purchase of 450,000 shares of CanniMed Therapeutics Inc.

1.6	News release of Aurora Cannabis Inc. dated January 2, 2018, announcing the purchase of 116,000 shares of CanniMed Therapeutics Inc.

1.7	News release of Aurora Cannabis Inc. dated January 4, 2018, announcing the purchase of 91,800 shares of CanniMed Therapeutics Inc.

1.8	News release of Aurora Cannabis Inc. dated January 5, 2018, announcing the purchase of 24,600 shares of CanniMed Therapeutics Inc.

1.9	News release of Aurora Cannabis Inc. dated January 12, 2018, announcing the purchase of 7,400 shares of CanniMed Therapeutics Inc.